SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)

                     BROOKDALE LIVING COMMUNITIES, INC.
                     (Name of Subject Company (Issuer))

                     FORTRESS BROOKDALE ACQUISITION LLC
                    FORTRESS REGISTERED INVESTMENT TRUST
                        FORTRESS INVESTMENT FUND LLC
                       FORTRESS INVESTMENT GROUP LLC
                              HEALTH PARTNERS
                 CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                          CAPITAL Z PARTNERS L.P.
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)
                                112462 10 6
                               -------------
                   (CUSIP Number of Class of Securities)
                               --------------

       Randal A. Nardone                       David A. Spuria, Esq.
Fortress Investment Holdings LLC                  Health Partners
  1301 Avenue of the Americas                    54 Thompson Street
   New York, New York 10019                   New York, New York 10012
   Telephone: (212) 798-6100                 Telephone: (212) 965-0800
                   (Name, address and telephone number of
                   persons authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:

    J. Gregory Milmoe, Esq.                       Paul Lovejoy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Weil, Gotshal & Manges LLP
       Four Times Square                            767 Fifth Avenue
   New York, New York 10036                     New York, New York 10153
   Telephone: (212) 735-3000                    Telephone: (212) 310-8000

                         CALCULATION OF FILING FEE
Transaction Valuation*: $102,077,140         Amount of Filing Fee: $20,415**
----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Brookdale Living Communities, Inc. (the "Company Common Stock" or the "Shares"), at a price per Share of $15.25 in cash. As of July 31, 2000, there were 9,926,549 Shares outstanding and 771,384 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
** This amount was previously paid in connection with the original filing of this Schedule TO on August 1, 2000.
|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: |X|third-party tender offer subject to Rule 14d-1. |_|issuer tender offer subject to Rule 13e-4.
|X|going-private transaction subject to Rule 13e-3.
|_|amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|



      This final amendment to the joint Tender Offer Statement on Schedule TO and Schedule 13E-3 (as amended, the "Schedule TO") relates to the third-party tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company" or "Brookdale"), at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2000 and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer." By virtue of their direct or indirect relationship with Purchaser, each of Fortress Investment Trust, a Delaware business trust ("Fortress"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Investment"), Fortress Investment Group LLC, a Delaware limited liability company ("FIG"), Health Partners, a Bermuda exempted partnership ("Health Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II") and Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z Partners," and collectively with Fortress, Fortress Investment, FIG, Health Partners and Capital Z Fund II the "Co-Bidders") may be deemed to be bidders within the meaning of Rule 14d-1(g)(2). While the Co-Bidders do not believe that they should be deemed to be bidders within the meaning of such rule, they are nonetheless joining Purchaser as filing persons with respect to the Schedule TO.

ITEMS 1 AND 4.

   Items 1 and 4 are hereby amended and supplemented to add the following:

         The offer expired at 5:01 p.m., New York City time, on Thursday, September 7, 2000. FBZ Acquisition Corp. accepted a total of approximately 5,489,118 shares, including shares subject to guarantees of delivery, at a purchase price of $15.25 per share.

ITEM 3.

         Schedule I is further amended to add the following at the end of the Schedule:

   3. NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF CAPITAL Z LTD. ("CAPITAL Z"), THE ULTIMATE PARENT OF HEALTH PARTNERS, CAPITAL Z FINANCIAL SERVICES FUND II, L.P. AND CAPITAL Z PARTNERS L.P., AND WHO ALSO SERVE AS OFFICERS OR THEIR EQUIVALENTS FOR HEALTH PARTNERS, CAPITAL Z FINANCIAL SERVICES FUND II, L.P., AND CAPITAL Z PARTNERS L.P.:


STEVEN M. GLUCKSTERN          Chairman of the Board and Director of Capital Z.
54 Thompson Street            Mr. Gluckstern co-founded Capital Z in 1998.
New York, New York 10012      Prior to 1998, Mr. Gluckstern was a member of the
                              Corporate Executive Board of Zurich Financial
                              Group ("Zurich") and served as Chairman and Chief Executive Officer of Zurich Re, the global reinsurance network of Zurich. Mr.
                              Gluckstern also held the position of Chief
                              Executive Officer of Zurich Centre
                              Investments, Inc. ("ZCI"), the private equity arm of Zurich, as well as Chairman and Chief
                              Executive Officer of Zurich Centre Group, the holding company for Zurich's "Strategic
                              Financial" businesses.

ROBERT A. SPASS               Deputy Chairman of the Board and Director of
54 Thompson Street            Capital Z.  Mr. Spass co-founded Capital Z in
New York, New York  10012     1998.  Prior to 1998, Mr. Spass was the Managing
                              Partner and co-founder of Insurance Partners, L.P. ("IPI").

LAURENCE W. CHENG             President and Director of Capital Z.  Mr. Cheng
54 Thompson Street            co-founded Capital Z in 1998.  Prior to 1998, Mr.
New York, New York  10012     Cheng was responsible for accounting, actuarial,
                              taxation and investment functions at Zurich.

BRADLEY E. COOPER             Senior Vice President and Director of Capital Z.
54 Thompson Street            Mr. Cooper co-founded Capital Z in 1998.  Prior
New York, New York  10012     to 1998, Mr. Cooper was a partner of IPI.

MARK K. GORMLEY               Senior Vice President and Director of Capital
54 Thompson Street            Z. Mr. Gormley co-founded Capital Z in 1998.
New York, New York 10012      Prior to 1998, Mr. Gormley was a Managing
                              Director in the Investment Banking Division at Donaldson, Lufkin & Jenrette specializing in the insurance and asset management industries.

ADAM M. MIZEL                 Senior Vice President and Director of Capital
54 Thompson Street            Z. Mr. Mizel co-founded Capital Z in 1998.
New York, New York  10012     Prior to 1998, Mr. Mizel was a Managing
                              Director of ZCI where he oversaw all of ZCI's
                              U.S. private equity investing activities.

SCOTT M. DELMAN               Senior Vice President and Director of Capital
54 Thompson Street            Z. Mr. Delman co-founded Capital Z in 1998.
New York, New York  10012     Prior to 1998, Mr. Delman was an Executive
                              Director at Foreign & Colonial Emerging
                              Markets in London.

DAVID A. SPURIA               General Counsel, Vice President and Secretary
54 Thompson Street            of Capital Z. Mr. Spuria joined Capital Z in
New York, New York  10012     1998. Prior to joining Capital Z, Mr. Spuria
                              was a Partner in the Corporate/Securities
                              Department of Weil, Gotshal & Manges LLP and the co-head of that firm's Insurance Practice
                              Group.

ROLAND V. BERNARDON           Chief Financial Officer and Treasurer of
54 Thompson Street            Capital Z. Mr. Bernardon co-founded Capital Z
New York, New York  10012     in 1998. Prior to 1998, Mr. Bernardon was a
                              Director at Deloitte and Touche, L.P.

MARK H. TABAK                 Member of the Purchasers' Operating Committee
54 Thompson Street            since July 2000. Mark H. Tabak has served as a
New York, New York  10012     director of Brookdale since May 1999. Mr. Tabak
                              is the Managing Partner of Healthcare Capital
                              Partners and President and Chief Executive
                              Officer of International Managed Care
                              Advisors, Inc. From September 1993 to July
                              1996, Mr. Tabak was the President of AIG
                              Managed Care Inc., a subsidiary of American
                              International Group ("AIG"). Prior to joining
                              AIG, he served as President and Chief
                              Executive Officer of Group Health Plan, and he was President of Health America
                              Development Corporation. Mr. Tabak also
                              founded Clinical Pharmaceuticals, Inc. Mr.
                              Tabak is a member of the Board of Directors of Ceres Group, Inc., an insurance holding company, ESC Medical Systems, Ltd., a medical equipment manufacturer, and United Payors &
                              United Providers, Inc., a health care
                              provider network.

PAUL H. WARREN                President of Purchaser and a member of its
54 Thompson Street            Operating Committee and President of Acquisition
New York, New York  10012     Sub since July 2000.  Mr. Warren has been a
                              director of Brookdale since May 1999. Mr. Warren co-founded Capital Z in 1998. From April 1994 to August 1998, Mr. Warren was a partner in Insurance Partners, L.P., a limited partnership organized in 1994 to make investments in property and casualty insurers, life and health insurers, healthcare services firms and related insurance businesses. In addition, Mr. Warren serves as a director of Healthextras, LLC, Corporate Health Dimensions, Provincia Salud,
                              Provincia A.R.T. and United Payors and United
                              Providers, Inc.


ITEM 12.    EXHIBITS.

   Item 12 is hereby amended and supplemented to add the following exhibit:

   (a)(1)(K) Text of press release issued by Purchaser announcing the expiration of the Offer, dated September 8, 2000.


                                 SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2000

                              FORTRESS BROOKDALE ACQUISITION LLC

                              By:  /s/ Randal A. Nardone
                                 --------------------------------------------
                                 Name:  Randal A. Nardone
                                 Title: Secretary and Member of the Operating
                                        Committee of Fortress Brookdale
                                        Acquisition LLC


                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                             FORTRESS REGISTERED INVESTMENT TRUST


                             By:  /s/ Randal A. Nardone
                                -------------------------------------
                                Randal A. Nardone
                                as Vice President, Chief Operating
                                Officer and Secretary



                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                                    FORTRESS INVESTMENT FUND LLC


                                    By:  /s/ Randal A. Nardone
                                       -----------------------------------
                                       Randal A. Nardone
                                       as Chief Operating Officer and
                                       Secretary of Fortress Fund MM,
                                       LLC, managing member of Fortress
                                       Investment Fund LLC


                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                                    FORTRESS INVESTMENT GROUP LLC


                                    By:  /s/ Randal A. Nardone
                                       -----------------------------------
                                       Randal A. Nardone
                                       as Chief Operating Officer


                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                             HEALTH PARTNERS

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title General Counsel, Vice President of
                                        Administration and Secretary



                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                                    CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                                    By:  Capital Z Partners, L.P.,
                                         its General Partner

                                    By:  Capital Z Partners, Ltd.,
                                         its General Partner

                                    By:  /s/ David A. Spuria
                                         -------------------------------------
                                         Name: David A. Spuria
                                         Title General Counsel, Vice President
                                                of Administration and Secretary


                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                                    CAPITAL Z PARTNERS, L.P.

                                    By:  Capital Z Partners, Ltd.,
                                         its General Partner

                                    By:  /s/ David A. Spuria
                                         -------------------------------------
                                         Name: David A. Spuria
                                         Title General Counsel, Vice President
                                                of Administration and Secretary



                               EXHIBIT INDEX

Exhibit No. Description


(a)(1)(K) Text of press release issued by Purchaser announcing the expiration of the Offer, dated September 8, 2000.




F O R T R E S S
Investment  Group  LLC

                                                    FOR RELEASE

At:  Fortress Brookdale Acquisition LLC
Lilly H. Donohue
Vice President of Fortress Investment Fund LLC
212-798-6118

At:  Brookdale Living Communities, Inc.
Mark J. Schulte
Chairman, President and CEO
312-977-3700

       FORTRESS BROOKDALE ACQUISITION LLC COMPLETES TENDER OFFER FOR
                     BROOKDALE LIVING COMMUNITIES, INC.

      NEW YORK, September 8, 2000 - Fortress Brookdale Acquisition LLC ("Purchaser"), a joint venture owned by an affiliate of Fortress Investment Fund LLC and an affiliate of Capital Z Partners, announced today that it had successfully completed its tender offer for any and all of the outstanding shares of the common stock of Brookdale Living Communities, Inc. (Exchange: Ticker Symbol BLCI) at $15.25 per share net to the seller in cash. As of the expiration of the tender offer, 5,489,118 Brookdale shares (including shares subject to guarantees of delivery) were validly tendered and purchased which together with shares previously owned by Purchaser constitutes approximately 96% of the total issued and outstanding shares.